

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

Min Feng
Founder and Chairman
Ruhnn Holding Limited
4F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

> **Re: Ruhnn Holding Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 28, 2018**
> **CIK No. 0001753268**

Dear Mr. Feng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement submitted December 28, 2018

Capitalization, page 57

1. We note your response to comment 1 and your revision on page 57 to disclose that the capitalization table's pro forma columns assume the equity restructuring has been completed and the subscription price has been fully collected. We remind you that pro forma capitalization should present the capital structure you expect to have immediately following the closing of this offering. Since your response and disclosures indicate you are unsure if or when the subscription receivable will be paid, it does not appear factually

supportable to assume the subscription receivable has been fully collected at the closing of this offering. See Rule 11-02(b)(6) of Regulation S-X. Please revise your presentation of pro forma capitalization to reflect the capitalization you expect at the closing of this offering.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Cost of Revenues, page 77</u>

2.   We note your disclosure that your cost of revenues increased from 63.2% of total net revenues in the first half of fiscal 2018 to 70.6% of total net revenues in the first half of fiscal 2019, primarily due to discounted sales and inventory write-downs. We also note your disclosure that you expect your cost of revenues will increase in absolute amounts as you continue your operations. Please also disclose whether you expect your cost of revenue as a percentage of total net revenues to increase in future periods, and provide additional narrative disclosure about the reasons for the increase in discounted sales and inventory write-downs, to the extent practicable. Please refer to Item 5 of Form 20-F.

<u>Results of Operations</u>
<u>The First Half of Fiscal Year 2019 Compared to the First Half of Fiscal Year 2018</u>
<u>Net revenues, page 83</u>

3.   You disclose that part of the increase in product sales revenue was attributable to the increase in GMV from RMB39.0 million per KOL for the first half of 2018 to RMB21.8 million per KOL for the first half of 2019. Based on the operating data disclosed on page 72, it appears your disclosure should state that GMV per KOL increased from RMB21.8 million for the first half of 2018 to RMB39.0 million for the first half of 2019. Please revise your disclosure or tell us why no revision is appropriate. Additionally, given the 30% decline in the number of KOLs serving your full-service model, please revise your analysis of the change in product revenue to clarify how this decline in the number of KOLs impacted the GMV per KOL and impacted your product sales revenue, or if there was no material impact explain why.

<u>Gross Profit, page 84</u>

4.   We note your disclosure that increased inventory write-downs of certain apparel products in the first half of fiscal year 2019 contributed to a decline in gross margin of product sales. We further note your disclosure on page 81 in the Critical Accounting Policy for inventory that inventory write downs as a percentage of gross inventory were 14.4% and 26.2% for the first half of fiscal years 2018 and 2019, respectively. Please explain to us and disclose the reasons for the significant increase in inventory write-downs and whether this represents a trend you expect to continue in future periods.

      You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Chris Lin